Exhibit 99.1

Ambow Education Jointly Publishes China’s Integrated Circuit

Industry Whitepaper for 2017-2018

Whitepaper Identifies China’s Continued Shortage of IC Workers

and Anticipated Annual Demand for 100,000 New IC Employees

BEIJING, September 5, 2018 – Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced that the Company, for the second consecutive year, jointly published a Whitepaper titled 2017-2018 Professionals for China’s Integrated Circuit (IC) Industry, and co-sponsored the Global Semiconductor Talents conference in collaboration with China Electronics Information Industry Development Research Institution (“CCID”) and the National Software and Integrated Circuit Promotion Center (“CSIP”).

According to the Whitepaper, China’s integrated circuit sector is facing the potential of a severe talent shortage as the talent pool in the industry at the end of 2017 was about 400,000, while China is expected to need approximately 720,000 IC-related workers by the year 2020. Considering the rapid growth of the sector, vocational training and overseas recruitment are playing more important roles in filling the expanding requirement to provide 100,000 integrated circuit workers, on average, per year to capture this ever-growing demand.

“The findings of this latest Whitepaper make it clear that traditional colleges and universities will be challenged to meet the demand for IC professionals for years to come. Through our continuing development of courses and programs, Ambow is working hard to reduce this anticipated shortage by preparing our students to meet the requirements of IC enterprises. Ambow’s reach is strengthened greatly by our partnerships with more than 200 colleges and 4,000 corporations throughout China,” commented Dr. Jin Huang, Ambow’s President and Chief Executive Officer.

Dr. Huang added, “The IC sector plays a significant role in China’s technology-driven economy, and further technological development is strongly supported by the government. We are honored to continue our contribution to the preparation and release of this highly anticipated Whitepaper, and we are pleased to do our part to prepare and train professionals for the integrated circuit industry.”

The Whitepaper provides a comprehensive study and analysis on the supply and demand of professionals in China’s IC industry. The report aims to lay a solid foundation for the reform and development of the educational requirements and training for this fast-growing industry.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-5730-6200

Email: ambow@tpg-ir.com